Lance A. Berry
Senior Vice President and
Chief Financial Officer
(901) 867-4607

October 1, 2013

VIA EDGAR

Mr. Kevin L. Vaughn
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Wright Medical Group, Inc.
Form 10-K for the fiscal year ended December 31, 2012
Filed February 22, 2013
Form 10-Q for the quarter ended June 30, 2013
File No. 000-32883

Dear Mr. Vaughn:

This letter sets forth the responses of Wright Medical Group, Inc. to the comments of the staff (the Staff) of the Securities and Exchange Commission (the Commission) in the letter dated September 17, 2013 from Kevin L. Vaughn to Mr. Robert J. Palmisano, our Chief Executive Officer. We understand that your review and comments are intended to assist us with our compliance with the applicable disclosure requirements and to enhance the overall disclosure in our filings. We appreciate the willingness of you and Gary Newberry, Staff Accountant and Lynn Dicker, Reviewing Accountant, to work with us in this regard. For your convenience, we have restated your original comments prior to our responses.

Form 10-K for the year ended December 31, 2012

Notes to Consolidated Financial Statements, page 63

Note 2 - Summary of Significant Accounting Policies, page 63

Product Liability Claims, Product Liability Insurance Recoveries, and Other Litigation, page 63

1.
We note your response to prior comment 3 in our letter dated August 15, 2013. Please further clarify your policy in which you record “at least the minimum estimated liability related to those claims where a range of loss has been established,” given the requirements of paragraph 450-20-30-1 of the FASB Accounting Standards Codification.

Response:

In future filings, we will clarify our policy by disclosing that if the estimate of a probable loss is in a range and no amount within the range is more likely, we accrue the minimum amount of the range.

Fair Value of Financial Instruments, page 66

2.
We note your response to prior comment 4. Please disclose your fair value methodology in future filings. Refer to Section 820-10-50 of the FASB Accounting Standards Codification and Rule 4-08(n) of Regulation S-X.

Response:
In future filings, we will disclose the following describing our fair value methodology for our 2017 Notes Hedge and 2017 Notes Conversion Derivative.

To determine the fair value of the embedded conversion option in the 2017 Notes Conversion Derivative (Conversion Derivative), a binomial lattice model was used. A binomial stock price lattice generates two probable outcomes of stock price - one up and another down. This lattice generates a distribution of stock price at the maturity date. Using this stock price lattice, a conversion option lattice was created where the value of the embedded conversion option was estimated. The conversion option lattice first calculates the possible conversion option values at the maturity date using the distribution of stock price, which equals to the maximum of (x) zero, if stock price is below the strike price, or (y) stock price less the strike price, if the stock price is higher than the strike price. The value of the conversion derivative at the valuation date was estimated using the conversion option values at the maturity date by moving back in time on the lattice. Specifically, at each node, if the Notes are eligible for early conversion, the value at this node is the maximum of (i) the early conversion value, which is the stock price less the strike price, and (ii) the discounted and probability-weighted value from the two probable outcomes in the future. If the Notes are not eligible for early conversion, the value of the conversion option at this node equals to (ii). In the conversion option lattice, credit adjustment was applied in the model as the embedded conversion option is settled with cash instead of shares.

To estimate the fair value of the 2017 Notes Hedges, we used the Black-Scholes formula combined with credit adjustments, as the bank counterparties have credit risk and the call options are cash settled. We assumed that the call options will be exercised at the maturity since our common stock does not pay any dividends and management does not expect to declare dividends in the near term.

The following assumptions were used in the fair market valuations of the 2017 Notes Hedges and Conversion Derivative as of June 30, 2013:

	2017 Notes Conversion Derivative	2017 Notes Hedge

Stock Price Volatility (1)	35%	35%
Credit Spread for Wright (2)	3.0%	N/A
Credit Spread for Bank of America, N.A. (3)	N/A	1.1%
Credit Spread for Deutsche Bank AG (3)	N/A	1.0%
Credit Spread for Wells Fargo Securities, LLC (3)	N/A	0.6%

(1)	Volatility selected based on historical and implied volatility of common shares of Wright Medical Group, Inc.

(2)	Credit spread was estimated based on BVAL price from Bloomberg as of valuation date.

(3)	Credit spread of each bank is estimated using CDS curves. Source: Bloomberg.

Note 17 - Commitments and Contingencies, page 85

Product Liability, page 86

3.
We note your response to prior comment 5. Please provide further explanation as to how your accrual for “probable future litigation for estimated future fractures” meets the definition of an accounting estimate under Section 250-10-20 of the FASB Accounting Standards Codification. Include an explanation of why paragraph 450-20-05-10 of the FASB Accounting Standards Codification does not apply in this situation given the definition in Section 450-10-20 of the FASB Standards Codification. As part of your response, tell us the amount of this accrual attributable to probable future litigation for estimated future fractures.

Response:
In our response to prior comment 5, we misunderstood the initial question, in that by noting this accrual as a change in accounting estimate, it led one to conclude that we were not accounting for this as a loss contingency. The additional accrual recorded in the third quarter of 2011 was accounted for as an accounting contingency, which required the use of estimates. Paragraph 450-20-05-10 does, in fact, apply given that the accrual for probable future litigation for estimated future fractures is a loss contingency. As noted in our previous response, it was in the third quarter of 2011 that we determined this loss contingency was probable and reasonably estimable. The accrual attributable to probable future litigation for estimated future fractures was $8.7 million as of December 31, 2012 and $7.4 million as of June 30, 2013.

We acknowledge that (i) we are responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff Comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) we may not assert any staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that our responses satisfactorily address your comments. If you have further comments or questions or require any additional information concerning this filing or the matters discussed herein, please contact me at 901-867-4607.

Very truly yours,

Lance A. Berry
Senior Vice President and Chief Financial Officer

cc:	Robert J. Palmisano, President and Chief Executive Officer
James A. Lightman, Sr. Vice President and General Counsel
Gregory E. Barnes, KPMG LLP